Exhibit 99.1

Spectrum Therapeutics Announces Donation to Support Research and Education Initiatives Led by the Canadian Sleep and Circadian Network

SMITHS FALLS, ON and MONTREAL, Sept. 26, 2019 /CNW/ - Spectrum Therapeutics ("Spectrum"), the medical division of Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) is pleased to announce a donation to the Fondation de l'Hopital du Sacre-Coeur de Montreal (Montreal Sacre Coeur Hospital Foundation) to support the Canadian Sleep and Circadian Network's ("CSCN") associated national campaign: Sleep On It which aims to raise awareness about the importance of good quality sleep on health.

Spectrum's donation to the campaign has been made, based on CSCN's request to support their initiative to organize the sleep scientific community around the question of cannabis use for sleep disorders. Although an increasing volume of anecdotal data indicates the growing usage of cannabis from individuals coping with sleep disorders, clinical scientific evidence on its effectiveness is still limited. Hence, via this donation, CSCN will be able to provide to the public, health management decision makers as well as the sleep scientific community, a review of currently available data and identify the research gaps that need to be filled. This review is expected to be completed during the second half of the 2020 calendar year.

By partnering with the leader in the cannabis industry, CSCN's objective is to combine the expertise of clinicians, physicians and researchers across the country to facilitate and scientifically support the development of a white paper based on a comprehensive review of all existing literature and facts about the use of cannabis in sleep disorder management. The report is also expected to be published during the second half of the 2020 calendar year and will introduce an updated clinical research program looking at all areas that impact quality of sleep, including pain, aging, and sleep disorders such as insomnia. Ultimately, the white paper will provide insights and guidance on future research directions and further requirements for evidence on the potential application of medical cannabis in treating sleep disorders.

"Good quality sleep is far more important to our long-term health than most people realize," commented Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "We're just now beginning to explore the role cannabis can play in addressing sleep-related disorders. Patient feedback is very promising so far, and partnerships such as these will advance our understanding of the intriguing phenomenon of sleep that is so essential to our overall well-being."

"The legalization of cannabis in Canada has brought about a natural interest in the potential for cannabis in the treatment of sleeping disorders. We need to catalyze the development of collective efforts to further develop scientific knowledge platforms to inform policy, therapeutic practice, and prevention efforts about sleep and cannabis and to scientifically inform decision makers as well as general public about the research needs to produce evidence based data on sleep and cannabis," commented Dr Julie Carrier, Scientific director of the Canadian Sleep & Circadian Network and sleep researcher at the CIUSSS du Nord-de-l'Île-de-Montreal.

One in three Canadians don't get the recommended seven hours of sleep each night. The CSCN's mission is to mobilize the healthcare community to adopt an integrated approach towards improving outcomes and treatment of patients with sleep disorders.

Here's to Future Growth (and better sleep!)

About Canadian Sleep and Circadian Network
The Canadian Sleep and Circadian Network (CSCN) is national in scope and is committed to scientific excellence in the generation of new knowledge and its translation. We look to better understand sleep disruption and its impact so we can foster healthier sleep and healthier Canadians.

About Spectrum Therapeutics
Spectrum Therapeutics, the medical division of Canopy Growth Corporation (TSX: WEED, NYSE: CGC), is dedicated to educating healthcare practitioners, furthering the public's understanding of medical cannabis and its various applications, and cutting edge, commercializable research and IP development. Founded in Canada, Spectrum Therapeutics operates in Australia, South America, Africa and across Europe. Its products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded spectrum to categorize medical cannabis according to THC and CBD levels.

Spectrum Therapeutics' offerings include whole flower cannabis, oils and new innovations such as Softgels in addition to single cannabinoid medicine Dronabinol under the brand Bionorica Ethics. Through product simplification, robust clinical research and ongoing education of healthcare professionals, Spectrum Therapeutics is committed to addressing the unmet medical needs of patients around the globe.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents. The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics. The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "aims to raise awareness about the importance of good quality sleep on health", and "development of a white paper based on a comprehensive review of all existing literature and facts" .. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including results of the research review and such risks contained in the Company's annual information form dated June 24, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Logo: Canadian Sleep and Circadian Network (CNW Group/Spectrum Therapeutics)

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SOURCE Spectrum Therapeutics

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%CIK: 0001737927

For further information: Canopy Growth, Aly-Khan Virani, Media Relations, alykhan.virani@canopygrowth.com, 236-688-5123; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Centre integre universitaire de sante et de services sociaux du Nord-de-l'Île-de-Montreal (CIUSSS du Nord-de-l'ile-de-Montreal), Emilie Jacob, Medias relations and public affairs office, Centre integre universitaire de sante et de services sociaux du Nord-de-l'Île-de-Montreal, 514-331-3418, relations.medias.cnmtl@ssss.gouv.qc.ca; Montreal Hospital Sacre-Coeur Foundation, Paul Bergeron, Chief Executive Officer, 514 338-2303, poste 8

CO: Spectrum Therapeutics

CNW 08:00e 26-SEP-19